SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES RESCUE FARES FOR STRANDED
CYPRUS AIRWAYS CUSTOMERS

Ryanair, Europe’s favourite airline today (9 Jan) announced rescue fares for customers affected by the collapse this afternoon of Cyprus Airways. These rescue fares, starting from just €49.99, will help customers left stranded following the closure of Cyprus Airways and are available for booking and travel from Friday, 9th to Friday, 16th January.

Ryanair’s Robin Kiely said:

“Cyprus customers can avail of these Ryanair rescue fares, starting from just €49.99, and should log onto the Ryanair website, with fares from Athens and Thessaloniki (to Paphos) starting at just €49.99, and fares from London Stansted to Paphos at just £69.99, on the Ryanair.com website.

Cypriot consumers already choose Ryanair for our low fares, industry leading customer service and great route choice. Now they can also book their flights even earlier on our improved website and great new app, carry a free small 2nd carry-on bag, enjoy allocated seats, avail of our new Family Extra and Business Plus services, and use their personal electronic devices at all stages of their flight, as Ryanair continues to deliver so much more than just the lowest fares.”

RYANAIR RESCUE FARES* – 9th Jan to 16th Jan 2015

Ryanair Route	Fare
Athens – Paphos	€49.99
Thessaloniki – Paphos	€49.99
London Stansted – Paphos	£69.99

Note to editor:
Customers looking to avail of Ryanair’s rescue fares should log on to http://www.ryanair.com/en/member/cyprusairrescuefare/

ENDS
For further information
please contact:                      Robin Kiely                                           John Alborante
Ryanair Ltd                                           Ryanair Ltd
Tel: +353-1-9451212                          Tel: +353-1-945 1791
                                                 press@ryanair.com             alborantej@ryanair.com
Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 09 January 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary